UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of October 2006

GENESYS S.A.
(Exact name of registrant as specified in its charter)

L’Acropole, 954-980 avenue Jean Mermoz, 34000 Montpellier, FRANCE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Genesys Conferencing Receives Frost & Sullivan
Multimedia Conferencing Award

Exceptional value proposition praised by leading global consulting company

Vienna, Virginia, and Montpellier, France—October 25, 2006 – Genesys Conferencing (Euronext Eurolist C: FR0004270270) (NASDAQ: GNSY), a global multimedia conferencing leader, today announced that the company has received the 2006 Frost & Sullivan North American Multimedia Conferencing Customer Value Enhancement Award in recognition of the exceptional value of its multimedia conferencing and collaboration offering.

“Genesys Conferencing’s multimedia conferencing approach enhances business value by improving real-time communications and collaboration in a cost effective way” said Roopam Jain, Principal Analyst - Conferencing & Collaboration, ICT at Frost. “The company has seamlessly integrated proprietary desktop VoIP into its Genesys Meeting Center multimedia platform, offering a cost-effective alternative to traditional telephony. Furthermore, Genesys Conferencing has demonstrated its ability to offer distinct vertical industry expertise and custom-design services”.

Genesys Conferencing’s Multimedia Minute pricing strategy, the industry’s first bundled rate for audio, web and video conferencing, was also recognized by Frost & Sullivan as a testament to the company’s ability to provide a cost-effective and end-to-end solution for real-time collaboration.

“Real differentiation in the industry today is about providing the service to support the technology,” explained Denise Persson, EVP Global Marketing. “Genesys has driven many of the industry’s product and service innovations, including the Multimedia Minute pricing strategy which is now becoming a market standard. It is truly gratifying to be recognized by Frost & Sullivan for our commitment and excellence in delivering exceptional value to our customers.”

This award is part of the Frost & Sullivan Annual Best Practices Awards that recognize companies for demonstrating outstanding achievement and superior performance. A winner of the 2006 Best Practice Award for Conferencing & Collaboration Service Provider of the Year in Australia, this is the second award from Frost & Sullivan that Genesys Conferencing has received this year in recognition of its contribution to the multimedia conferencing market.

Genesys Conferencing—Connecting the World for 20 Years

Founded in 1986, Genesys Conferencing is a leading provider of converged collaboration and communication services to thousands of organizations worldwide, including more than 200 of the Fortune Global 500.  The company’s flagship product, Genesys Meeting Center, provides an integrated multimedia conferencing solution that is easy to use and available on demand.  With offices in more than 20 countries across North America, Europe and Asia Pacific, the company offers an unmatched global presence and strong local support. Genesys Conferencing is publicly traded on Euronext Eurolist C in France (FR0004270270) and on the NASDAQ in the U.S. (GNSY).  Additional information is available at www.genesys.com.

About Frost & Sullivan

Frost & Sullivan, a global growth consulting company, has been partnering with clients to support the development of innovative strategies for more than 40 years. The company’s industry expertise integrates growth consulting, growth partnership services, and corporate management training to identify and develop opportunities. Frost & Sullivan serves an extensive clientele that includes Global 1000 companies, emerging companies, and the investment community by providing comprehensive industry coverage that reflects a unique global perspective and combines ongoing analysis of markets, technologies, econometrics, and demographics. For more information, visit www.frost.com.

Contacts:

Florence Catel	Jenny Jack
Genesys Conferencing	Connecting Point Communications for Genesys Conferencing
Tel: +33 1 45 15 45 42	Tel: +1 (415) 442-4032
Florence.catel@genesys.com	jjack@cpcomm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 26, 2006

GENESYS SA
By: /s/ François Legros
Name: François Legros
Title: Chairman and Chief Executive Officer